

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 29, 2008

Mr. Yonggi Zhu
Chief Executive Officer
China Ivy School, Inc.
1 Suhua Road
Shiji Jinrong Building
Suite 801
Suzhou Industrial Park,
Jiangsu Provision, 215020, P. R. China

> **Re: China Ivy School, Inc.**
> **Item 4.02 Form 8-K**
> **Filed: September 12, 2008**
> **File No. 0-50240**

Dear Mr. Zhu:

      We have completed our review of your Form 8-K and do not, at this time, have any further comments.

      Sincerely,

      Robert Littlepage
      Accountant Branch Chief

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
AD11
100 F Street, N.E., Mail Stop 3720
Washington, D.C. 20549-3720



TELECOPIER COVER SHEET

DATE: September 29, 2008

TO:

RECIPIENT'S NAME: Mr. Vincent J. Mcgill , Esq.
Ethan & Van Winkle, LLP

FAX NUMBER: 212-779-9928

TELEPHONE NUMBER:
REGISTRANT: China Ivy School, Inc.

FROM:

SENDER'S NAME: Joseph M. Kempf

DIRECT DIAL NUMBER: 202-551-3352

FACSIMILE NUMBER: 202-772-9205

NO. OF PAGES, INCLUDING FACSIMILE COVER PAGE: 2